EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), made this 29th day of October 2009, between Secure America Acquisition Corporation (the “Company”) and Philip Callaghan (“Executive”).

WHEREAS, the Company has entered into a Contribution Agreement, dated September 2, 2009 (the “Contribution Agreement”), whereby the Company has agreed to contribute the Contribution Property (as defined in the Contribution Agreement) in exchange for the issuance of a certain percentage of the membership interests of Ultimate Escapes Holdings, LLC (“Ultimate Escapes”), all as more fully set forth in the Contribution Agreement (such transaction is the “Contribution” and the effective date of such Contribution is the “Closing Date”);

WHEREAS, Executive is currently a member of one of the members of Ultimate Escapes (or an affiliate of such member of Ultimate Escapes), and subject to the closing of the transactions contemplated by the Contribution Agreement, such transactions are of substantial benefit to Executive; and

WHEREAS, prior to the Contribution, Executive has been employed by Ultimate Escapes as its Senior Vice President and Chief Financial Officer, and following the Contribution, Executive and the Company desire that Executive be employed by the Company, on such terms and subject to such conditions as are set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

1.           Term of Employment.  The Company hereby agrees to employ Executive, and Executive agrees to work for the Company, upon the terms set forth in this Agreement, for the period commencing as of the Closing Date (the “Commencement Date”) and ending on the one (1) year anniversary of the Commencement Date, unless sooner terminated in accordance with the provisions of Section 4 or extended as hereinafter provided (such period, as it may be extended or terminated, is the “Agreement Term”). Beginning on the first anniversary of the Commencement Date, and on each anniversary of the Commencement Date thereafter, the Agreement Term shall extend for an additional one year period from the then current expiration date of the Agreement Term unless, at least 60 days prior to the first anniversary of the Commencement Date or 60 days prior to the anniversary of each Commencement Date thereafter, either Executive or the Company provides written notice to the other party electing not to extend the Agreement Term.

2.           Title; Capacity.  The Company will employ Executive, and Executive agrees to work for the Company, as its Senior Vice President and Chief Financial Officer (“CFO”) to perform the duties and responsibilities inherent in such position and such other duties and responsibilities as the Company’s Chief Executive Officer, shall from time to time reasonably assign to him.  Upon any termination of employment, Executive shall be deemed to have resigned and, if required by the Chief Executive Officer or the Board of Directors (the “Board”), Executive hereby agrees to immediately execute a resignation letter to the Chief Executive Officer or the Board.

3.           Compensation and Benefits.

3.1.        Salary. The Company shall pay Executive an annual base salary of $375,000, less applicable payroll withholdings (the “Base Salary”), which shall be payable in accordance with the Company’s customary payroll practices. Thereafter, the Base Salary shall be subject to annual review and increase as determined by the Board on the anniversary of the Commencement Date each year of the Agreement Term.

3.2.        Bonus.  During each year of the Agreement Term, Executive shall be eligible to receive a cash bonus (such bonus is referred to as the “Bonus”) and such bonus, if any, shall be determined in the sole discretion of the Board and based on such factors as the Board establishes.  Additionally, Executive may receive a pro-rated Bonus, if one is awarded, for any portion of a year in which Executive was employed by the Company, provided, however, that Executive shall not be entitled to any bonus in the event that Executive is terminated for “Cause” (as such term is defined below).  Any such Bonus shall be payable at such times as bonuses are paid to other executives of the Company, but not later than 60 days after the end of each fiscal year of the Company.

3.3.        Equity.  Executive shall be eligible to receive equity incentives, in an amount to be determined by the Board, or a committee thereof, in its sole discretion, which equity incentives shall be granted to Executive and shall vest ratably as determined by the Board.  Any such incentives shall and may be further accelerated or forfeited as set forth in an equity agreement entered into between the parties in connection with this Agreement.

3.4.        Fringe Benefits.  Executive shall be entitled to participate in all benefit programs that the Company establishes and makes available to its senior executives at the CFO level or lower.  Executive shall also be entitled to take fully paid vacation in accordance with Company policy, which shall be no more than four (4) weeks per calendar year.

3.5.        Reimbursement of Expenses.  The Company shall reimburse Executive for such reasonable and necessary business expenses incurred by Executive while Executive is employed by the Company, which are directly related to the furtherance of the Company’s business.  Executive must submit any request for reimbursement no later than ninety (90) days following the date that such business expense is incurred in accordance with the Company’s reimbursement policy regarding same and business expenses must be substantiated by appropriate receipts and documentation. The Company may request additional documentation or a further explanation to substantiate any business expense submitted for reimbursement, and retains the discretion to approve or deny a request for reimbursement.  If a business expense reimbursement is not exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), any reimbursement in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment.  Any business expense reimbursements subject to Section 409A of the Code shall be made no later than the end of the calendar year following the calendar year in which such business expense is incurred by Executive.

3.6.         Indemnification and Directors and Officers Insurance.  The Company shall indemnify Executive to the same extent as the Company indemnifies its officers and directors under its charter and bylaws.  The Company shall purchase and maintain in full force and effect at all times during Executive’s employment and for a period of eighteen (18) months thereafter, policies of directors and officers insurance covering Executive for all actions Executive takes on the Company’s behalf during Executive’s employment.

4.           Termination of Employment Period.  The Agreement Term shall terminate upon the earlier to occur of any of the following:

4.1.        Termination of the Agreement Term.  At the expiration of the Agreement Term, but only if appropriate notice is provided pursuant to Section 1.

4.2.        Termination for Cause.  At the election of the Company, for Cause.  For the purposes of this Section 4.2, “Cause” for termination shall be deemed to exist upon the occurrence of any of the following:

4.2.1.     a determination by the Chief Executive Officer or the Board of Directors that Executive has engaged in dishonesty, gross negligence or misconduct that is injurious to the Company or its affiliates;

4.2.2.     Executive’s conviction or entry of nolo contendere (or international equivalent) to any felony or crime involving moral turpitude, fraud or embezzlement of Company property;

4.2.3.     Executive’s material breach of this Agreement, which, if curable, has not been cured by Executive within thirty (30) calendar days after Executive shall have received written notice from the Company stating with reasonable specificity the nature of such breach; or

4.2.4.     Executive’s material breach of any of the terms of the restrictive covenants set forth in Section 6 below, which, if curable, has not been cured by Executive within thirty (30) calendar days after Executive shall have received written notice from the Company stating with reasonable specificity the nature of such breach.

4.3.         Termination by the Company Without Cause.  At the election of the Company, without Cause, at any time, upon 30 days notice to Executive.

4.4.        Death or Disability.  The Agreement shall terminate upon Executive’s death or disability.  If Executive shall be disabled so as to be unable to perform the essential functions of Executive’s position under this Agreement with or without reasonable accommodation, the Chief Executive Officer or the Board may remove Executive from any responsibilities and/or reassign Executive to another position with the Company during the period of such disability, and Executive will continue to receive the same Base Salary and benefits then in effect set forth in this Agreement for a period of twelve (12) months, and such reassignment shall not trigger a Good Reason termination as provided herein.  Notwithstanding any such removal or reassignment, Executive’s employment may be terminated by the Company at any time thereafter.  Nothing in this Section 4.4 shall be construed to waive Executive’s rights, if any, under existing law, including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.  Notwithstanding the foregoing, if and only to the extent that Executive’s disability is a trigger for the payment of deferred compensation, as defined in Section 409A of the Code, “disability” shall have the meaning set forth in Section 409A(a)(2)(C) of the Code.

4.5.        Voluntary Termination by Executive.  At the election of Executive, upon not less than 30 days’ prior written notice by Executive to the Company.

4.6.        Voluntary Termination by Executive for Good Reason.  At the election of Executive, for Good Reason (as defined herein), at any time upon 30 days’ prior written notice by Executive.  As used in this Agreement, “Good Reason” means if the Company, without Executive’s written consent, fails to cure any one or more of the events or circumstances listed below within ten (10) calendar days after receiving written notice from Executive:

4.6.1.     any failure by the Company to pay Executive the compensation and benefits to which Executive is entitled in any material way, including any reduction of more than twenty five percent (25%) in compensation including Base Salary, or payments and benefits to which Executive is entitled under this Agreement including, without limitation, the obligation to purchase and keep in force a policy of directors and officers liability insurance; or

4.6.2.     any other material breach by the Company of the material terms of this Agreement.

5.           Effect of Termination.

5.1.        Termination for Cause, at the Election of Executive.  In the event that Executive’s employment is terminated for Cause pursuant to Section 4.2 or at the election of Executive pursuant to Section 4.5 the Company shall have no further obligations under this Agreement other than to pay to Executive the compensation and benefits, including payment for accrued but untaken vacation days, otherwise payable to Executive under Section 3 through the last day of Executive’s actual employment by the Company (“Accrued Obligations”).

5.2.        Termination by the Company Without Cause, by Executive for Good Reason or for Death or Disability.  In the event that the Company terminates Executive’s employment without Cause pursuant to Section 4.3, Executive terminates Executive’s employment for Good Reason, pursuant to Section 4.6, or by death or disability pursuant to Section 4.4, the Company, in addition to the Accrued Obligations, shall continue to pay to Executive his annual Base Salary then in effect for a period of six (6) months on a regular payroll basis.  In addition, the Company shall continue Executive’s coverage under and its contributions towards Executive’s health care, dental, disability and life insurance benefits on the same basis as immediately prior to the date of termination, except as provided below, for six (6) months from the last day of Executive’s employment; provided, however, continuation coverage under the Company’s health and dental policies is subject to Executive’s valid election for such continuation coverage in accordance with section 4980B of the Code.  If the Company is not able to provide Executive benefit continuation coverage under the plans as set forth above, the Company shall pay Executive an amount equal to the employer portion of the applicable premiums for the relevant period.  Notwithstanding the foregoing, subject to any overriding laws, the Company shall not be required to provide any health care, dental, disability or life insurance benefit otherwise receivable by Executive if Executive is actually covered or becomes covered by an equivalent benefit (at the same cost to Executive, if any) from another source.  Any such benefit made available to Executive shall be reported to the Company.  The benefits provided for in this Section 5.2 are conditioned upon the execution and delivery by Executive of a release of all claims against the Company in conformance with applicable law and in form and substance satisfactory to the Company (the “Release”) no later than 45 days following Executive’s termination.  To the extent required by Section 409A of the Code, the first installment of such Base Salary in the amount of three (3) months’ Base Salary shall be payable on the first business day following the effective date of termination, and the remainder shall be payable in accordance with the Company’s regular payroll procedures thereafter.  If Section 409A of the Code is not applicable at the time of such termination, such Base Salary continuation shall commence immediately after the date of the Release.

5.3.        Separation from Service.  Notwithstanding anything set forth in Sections 4 and 5 of this Agreement, a termination of employment shall be deemed not to have occurred until such time as Executive incurs a “separation from service” with the Company in accordance with Section 409a(a)(2)(A)(v) of the Code and the applicable provisions of Treasury Regulation Section 1.409A-3.

6.           Non-disclosure and Non-competition.

6.1.        Proprietary Information.

6.1.1.     Executive agrees that all information and know-how, whether or not in writing, of a private, secret or confidential nature concerning the Company’s business or financial affairs (collectively, “Proprietary Information”) is and shall be the exclusive property of the Company.  By way of illustration, but not limitation, Proprietary Information may include inventions, products, processes, methods, techniques, formulas, designs, drawings, slogans, tests, logos, ideas, practices, projects, developments, plans, research data, financial data, personnel data, computer programs and codes, and customer and supplier lists.  Executive will not disclose any Proprietary Information to others outside the Company except in the performance of Executive’s duties or use the same for any unauthorized purposes without written approval by an officer of the Company, either during or after Executive’s employment, unless and until such Proprietary Information has become public knowledge or generally known within the industry without the fault of Executive, or unless otherwise required by law.

6.1.2.     Executive agrees that all files, letters, memoranda, reports, records, data, sketches, drawings, laboratory notebooks, program listings, or other written, photographic, electronic or other material containing Proprietary Information, whether created by Executive or others, which shall come into Executive’s custody or possession, shall be and are the exclusive property of the Company to be used by Executive only in the performance of Executive’s duties for the Company.

6.1.3.     Executive agrees that Executive’s obligation not to disclose or use information, know-how, records and tangible property of the types set forth in Sections 6.1.1 and 6.1.2 above, also extends to such types of information, know-how, records and tangible property of subsidiaries and joint ventures of the Company, customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to Executive in the course of the Company’s business.

6.2.        Inventions.

6.2.1.     Disclosure.  Executive shall disclose promptly to an officer or to attorneys of the Company in writing any idea, invention, work of authorship, whether patentable or unpatentable, copyrightable or uncopyrightable, including, but not limited to, any computer program, software, command structure, code, documentation, compound, genetic or biological material, formula, manual, device, improvement, method, process, discovery, concept, algorithm, development, secret process, machine or contribution (any of the foregoing items hereinafter referred to as an “Invention”) Executive may conceive, make, develop or work on, in whole or in part, solely or jointly with others.  The disclosure required by this Section applies (a) during the period of Executive employment with the Company; (b) with respect to all Inventions whether or not they are conceived, made, developed or worked on by Executive during Executive’s regular hours of employment with the Company; (c) whether or not the Invention was made at the suggestion of the Company; (d) whether or not the Invention was reduced to drawings, written description, documentation, models or other tangible form; and (e) whether or not the Invention is related to the general line of business engaged in by the Company.

6.2.2.     Assignment of Inventions to Company; Exemption of Certain Inventions.  Executive hereby assigns to the Company, without royalty or any other further consideration, Executive’s entire right, title and interest in and to all Inventions which Executive conceives, makes, develops or works on during employment and for one year thereafter, except those Inventions that Executive develops entirely on Executive’s own time after the date of this Agreement without using the Company’s equipment, supplies, facilities or trade secret information unless those Inventions either (a) relate at the time of conception or reduction to practice of the Invention to the Company's business, or actual or demonstrably anticipated research or development of the Company; or (b) result from any work performed by Executive for the Company.

6.2.3.     Records.  Executive will make and maintain adequate and current written records of all Inventions.  These records shall be and remain the property of the Company.

6.2.4.     Patents.  Subject to Section 6.4, Executive will assist the Company in obtaining, maintaining and enforcing patents and other proprietary rights in connection with any Invention covered by Section 6.1.  Executive further agrees that Executive’s obligations under this Section 6.2.4 shall continue beyond the termination of Executive’s employment with the Company, but if Executive is called upon to render such assistance after the termination of such employment, Executive shall be entitled to a fair and reasonable rate of compensation for such assistance.  Executive shall, in addition, be entitled to reimbursement of any expenses incurred at the request of the Company relating to such assistance.

6.2.5.     Prior Contracts and Inventions; Information Belonging to Third Parties.  Executive represents that there are no contracts to assign Inventions between any other person or entity and Executive.  Executive further represents that (a) Executive is not obligated under any consulting, employment or other agreement which would affect the Company’s rights or my duties under this Agreement, (b) there is no action, investigation, or proceeding pending or threatened, or any basis therefor known to Executive involving Executive’s prior employment or any consultancy or the use of any information or techniques alleged to be proprietary to any former employer, and (c) the performance of Executive’s duties as an Executive of the Company will not breach, or constitute a default under any agreement to which Executive is bound, including, without limitation, any agreement limiting the use or disclosure of proprietary information acquired in confidence prior to engagement by the Company.  Executive will not, in connection with Executive’s employment by the Company, use or disclose to the Company any confidential, trade secret or other proprietary information of any previous employer or other person to which Executive is not lawfully entitled.

6.3.        Non-competition and Non-solicitation.

6.3.1.     As Executive:  During Executive’s employment and for a period of one (1) year after the termination of Executive’s employment with the Company for any reason, Executive will not, absent the Company’s prior written approval, directly or indirectly, individually or on behalf of any other person or entity, whether as principal, agent, stockholder (other than as the holder of not more than 1% of the combined voting power of the outstanding stock of a public company), officer or director of any corporation or other business entity, or as a trustee, fiduciary or in any other similar representative capacity, solicit any person or entity that engages in (a) providing luxury destination club vacation opportunities or (b) the ownership and/or operation of a business of providing luxury destination club vacation opportunities.  Such period is hereafter referred to as the “Executive Non-Compete Period”.  Executive acknowledges and agrees that his salary sufficiently compensates, and has been determined in the understanding that Executive will comply with, the non-compete obligations set forth herein.

6.3.2.     As Seller:  Executive acknowledges that he has received significant consideration as part of the Contribution Agreement, and that, as a result, Executive agrees that for a period of thirty (30) months after the Closing Date, Executive will not, absent the Company’s prior written approval, directly or indirectly, individually or on behalf of any other person or entity, whether as principal, agent, stockholder (other than as the holder of not more than 1% of the combined voting power of the outstanding stock of a public company), officer or director of any corporation or other business entity, or as a trustee, fiduciary or in any other similar representative capacity, solicit any person or entity that engages in (a) providing luxury destination club vacation opportunities or (b) the ownership and/or operation of a business of providing luxury destination club vacation opportunities.  Such period is hereafter referred to as the “Seller Non-Compete Period.”

6.3.3.     During Executive’s employment with the Company and until the conclusion of the Seller Non-Compete Period and the Executive Non-Compete Period, Executive will not, directly or indirectly, recruit, solicit or induce, or attempt to recruit, solicit or induce any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company.

6.3.4.     During Executive’s employment with the Company and until the conclusion of the Seller Non-Compete Period and the Executive Non-Compete Period, Executive will not, directly or indirectly, solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of the Company.

6.4.        If any restriction set forth in this Section 6 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities, it shall be interpreted to extend only over the maximum period of time or range of activities as to which it may be enforceable.

6.5.        The restrictions contained in this Section 6 are necessary for the protection of the business and goodwill of the Company and are in exchange for payments made to Executive for Executive’s ownership interest in the Company and for the consideration received as part of the Contribution Agreement, are considered by Executive to be reasonable for such purpose.  Executive agrees that any breach of this Section will cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.  The Company shall be entitled to recover its reasonable attorneys’ fees in the event it prevails in such an action.

7.           Other Agreements.  Executive represents that Executive’s performance of all the terms of this Agreement as an Executive of the Company does not and will not breach any (i) other agreement to keep in confidence proprietary information, knowledge or data acquired by Executive in confidence or in trust prior to Executive’s employment with the Company or (ii) other agreement to refrain from competing, directly or indirectly, with the business of any previous employer or any other party.

8.           Notices.  All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon (a) a personal delivery or (b) by registered or certified mail, postage prepaid.

9.           Entire Agreement.  This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof, including any prior employment agreement, whether in writing or otherwise, entered into between Executive and Ultimate Escapes or any of its affiliates (the “Prior Employment Agreement”).  Executive hereby expressly acknowledges and agrees that, as of the Commencement Date of this Agreement, any such Prior Employment Agreement shall no longer be in full force and effect, and that neither party to the Prior Employment Agreement shall have any further obligation to perform thereunder, including, without limitation, that Executive shall not be entitled to receive any amounts under any such Prior Employment Agreement.  No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement will affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

10.           Amendment.  This Agreement may be amended or modified only by a written instrument executed by both the Company and Executive.

11.           Governing Law and Jury Waiver.  This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Florida without regard to principles of conflicts of laws thereunder.  The parties agree to irrevocably waive any right to trial by jury in such an action.

12.           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation into which the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of Executive are personal and shall not be assigned by him.

13.           Taxes.  All payments required to be made by the Company to Executive under this Agreement shall be subject to the withholding of such amounts for taxes and other payroll deductions as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation.  To the extent applicable, it is intended that the provisions of this Agreement comply with Code Section 409A or be exempt therefrom, and this Agreement shall be administered, and all provisions of this Agreement shall be construed, in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.  In the event that any severance payments or benefits hereunder are determined by the Company to be in the nature of nonqualified deferred compensation payments, Executive and the Company hereby agree to take such actions as may be mutually agreed to ensure that such payments or benefits comply with the applicable provisions of Section 409A of the Code and the official guidance issued thereunder.  Notwithstanding the foregoing, the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement.

14.           Miscellaneous.

14.1.      No Waiver.  No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right.  A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

14.2.      Captions.  The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

14.3.      Severability.  In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

14.4.      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

/s/ Philip Callaghan
PHILIP CALLAGHAN

SECURE AMERICA ACQUISITION CORPORATION

By:	C. Thomas McMillen
Its:	Co-CEO